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                                                                   Exhibit 99.2


                                  DEP CORPORATION

                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

 DEP Corporation                International      Michael Rolf Fischer
 2101 East Via Arado            Contact:           Corporate Communications
 Rancho Dominquez, CA  90220                       Phone:  011-49-211-797-4191

                                U.S. Contact:      D. Lee Johnson
                                                   DEP Corporation
                                                   Phone:  310/604-0777

                                                   Ann Julsen
                                                   Sitrick and Company
                                                   Phone:  310/788-2850

                       HENKEL TO ACQUIRE DEP CORPORATION/USA
                     HENKEL TO ENTER THE U.S. COSMETICS MARKET

     DUSSELDORF/LOS ANGELES -- JULY 14, 1998 -- Henkel KGaA, Dusseldorf, Germany and DEP Corporation (NASDAQ SMALLCAP MARKET: DEPCC), Los Angeles, California, USA announced today that they had entered into a merger agreement for U.S. $93 million providing for Henkel's acquisition of DEP, which includes debt of approximately U.S. $53 million.

     In accordance with the merger agreement, a subsidiary of Henkel will make a cash tender offer to purchase all of DEP's approximately 6.9 million outstanding shares of common stock for U.S. $5.25 per share, which offer is expected to commence by July 20, 1998. Any shares not purchased in the tender offer will be acquired in a second-step merger for U.S. $5.25 per share in cash.

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     Berglass family stockholders owning an aggregate of approximately one-third of DEP's common stock have agreed to tender their shares into Henkel's tender offer and to grant Henkel an irrevocable option to buy their shares, exercisable in certain circumstances.

     DEP Corporation is engaged in developing, formulating, manufacturing, marketing and distributing a wide range of trademarked personal care products. With its 12 main brands including the market leading hair styling lines of L.A. Looks and DEP are sold in more than 100,000 outlets throughout the United States. For the year ended July 31, 1997, DEP Corporation realized sales of U.S. $115 million and employed 300 people.

     Robert Berglass, President and CEO of DEP Corporation, commented on the transaction: "We are delighted with the merger of Henkel and DEP Corporation. Henkel's proficiency and experience in international marketing, coupled with DEP's marketing expertise and brand recognition in the United States, will establish the combined entities as an important presence in this personal care products marketplace. Henkel also offers an exciting pipeline of innovative products and adds the financial resources of an international group that are necessary to remain competitive in this industry. We believe that the merger will prove beneficial to the future growth and success of DEP, its employees and customers."

     Henkel was founded in 1876 and is headquartered in Dusseldorf, Germany. The Henkel Group is a worldwide specialist in applied chemistry, consisting of more than 330 companies operating in over 60 countries. Henkel is the largest global producer of oleochemical products based on renewable raw materials. It also holds global market leadership positions in adhesives and surface technologies. The detergents/household cleansers and cosmetics/toiletries divisions have market leader positions in Europe. Key segments of the cosmetics/toiletries division

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include hair care and body care products.  The Henkel Group realized sales of
DM 20.1 billion (approximately U.S. $11.2 billion) in 1997.

     Prof. Dr. Uwe Specht, Executive Vice President Cosmetics/Toiletries of Henkel KGaA, Dusseldorf noted: "We are pleased to have reached this agreement with DEP. With this acquisition, Henkel is entering the U.S. cosmetics market. We are confident of developing and strengthening DEP's market position in the United States, based on the success of our already successful brands and product concepts in Europe and other parts of the world. The acquisition of DEP is a significant milestone in our drive to strengthen Henkel's position in the international cosmetics market."




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